[BAKER BOTTS LLP LETTERHEAD]

October 13, 2009

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
Amendment No. 4 to Schedule 14A (File No. 001-33982)

Liberty Entertainment, Inc.
Amendment No. 5 to Form S-4 (File No. 333-158795)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") hereby electronically files under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 4 to its preliminary Schedule 14A (the "Proxy Statement/Prospectus"), originally filed on June 8, 2009 and amended by Amendment No. 1 filed on July 30, 2009, Amendment No. 2 filed on August 27, 2009, and Amendment No. 3 filed on October 2, 2009. Liberty Entertainment, Inc. ("LEI") hereby electronically files under the Securities Act of 1933, as amended, Amendment No. 5 to its Registration Statement on Form S-4 (the "Form S-4") originally filed on April 24, 2009, as amended by Amendment No. 1 filed on June 8, 2009, Amendment No. 2 filed on July 30, 2009, Amendment No. 3 filed on August 27, 2009 and Amendment No. 4 filed on October 2, 2009, of which the Proxy Statement/Prospectus forms a part. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

        Set forth below are responses to the comments contained in your letter to Liberty Media, dated October 9, 2009 (the "SEC Letter"), regarding the Proxy Statement/Prospectus. For your convenience, each of our responses is preceded by the Staff's comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

General

        1.     Comment: Please provide a plain English summary of the terms of the proposed settlement agreement and provide a cross-reference to more detailed disclosure of the terms of the proposed settlement agreement in the body of the prospectus. Provide the more detailed disclosure under "Legal Proceedings Regarding the DTV Business Combination" on page 136.

        Response:    We have revised the disclosure in response to the Staff's comment.

        2.     Comment: We note your disclosure on pages 37-40 and pages 173-202 that certain provisions and stockholder rights contained in Holdings' charter and bylaws are "subject to certain events that would result in the termination of this right." Please clarify that these rights are pursuant to the settlement agreement and will become null and void if the settlement agreement does not receive court approval by June 10, 2010.

        Response:    We have revised the disclosure in response to the Staff's comment.

        In addition, as supplementally requested by the Staff, we have refiled those of LEI's Exhibit 10 agreements which had previously omitted certain schedules and exhibits. We believe no other exhibits and schedules are required to be filed at this time by LEI.

* * *

        If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ RENEE L. WILM
Renee L. Wilm
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

Liberty Media Corporation
Charles Y. Tanabe